# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ReposiTrak, Inc., CIK 0000050471
CUSIP: 700215304
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5282 South Commerce Drive, Suite D292, Murray, Utah (UT), 84107
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-24-000931
Filed by CIK 0001230765

## Reporting persons
- Rice Hall James & Associates, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 853,131; shared voting power 0; sole dispositive power 853,131; shared dispositive power 0; aggregate amount beneficially owned 853,131 (4.67% of the class)

## Item 1. Issuer
Name of issuer: ReposiTrak, Inc.
Address of issuer's principal executive offices: 5282 South Commerce Drive, Suite D292, Murray, Utah 84107

## Item 2. Person Filing
Name of person filing: Rice Hall James & Associates, LLC
Address of principal business office or, if none, residence: 600 W. Broadway, Ste 1000, San Diego, CA 92101
Citizenship: A Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 853131
Percent of class: 4.67
Sole power to vote or to direct the vote: 853131
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 853131
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rice Hall James & Associates, LLC: Janine Marquez, Janine Marquez, Chief Compliance Officer (05/01/2025)